UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 2020 OPERATIONAL RESULTS

Moscow, Russia – 11 March 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 2020 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on operational results.

“Amid a backdrop of the coronavirus pandemic, last year was extremely uneven and perhaps the most complicated for industrialists since the 2008 financial crisis. Mechel Group survived this situation fairly well — we did not halt any of our facilities, we preserved our staff and did not revamp our production plans.

“Economic activity in most Asia Pacific states picked up in 3Q2020. Today clients are highly interested in our coal products, which is due to stable demand and incremental growth of steel output in the region. By the end of 2020, spot prices for coking coal concentrate reached $202 per tonne CFR China. Over two months — in October – beginning of December — the price went up by 62% and continued to grow. The upward dynamics of the spot market affects quarterly contract prices as well.

“Mechel’s facilities mined a total of approximately 16 million tonnes in 2020, which is 10% year-on-year. This is due to increased stripping volumes and implementation of our mining equipment modernization program.

“A minor decrease (2%) of our coking coal concentrate sales was due to a slump in our sales to Japan as that country’s major steelmakers adjusted annual steel output plans. We promptly redirected those released volumes primarily to South Korea.

“Increased PCI output at Southern Kuzbass Coal Company had a positive impact on sales — in 2020 they grew by 31% with sales to profitable Asian markets accounting for most of the growth.

“As for anthracites, their sales to third parties grew by 92% due to increased mining at Krasnogorsky Open Pit. In this accounting period, we have boosted sales to European clients by 54% and nearly tripled our sales to Asia, primarily to premium South Korean and Japanese markets. This type of product is currently high in demand, so we plan to increase its output at our Kuzbass facilities this year.

“In 2020, sales of thermal coals went up by 26% due to increased output at Yakutugol Holding Company and sales of accumulated stock. A major share of those sales went to Vietnam (+76% year-on-year) and also was part of the contract with Far East Generating Company.

“Sales of iron ore concentrate went down by 16% year-on-year due to processing and washing of ore with lower iron content.

“Coke sales to third parties in this accounting period remained largely at last year’s level. In 4Q2020 we doubled coke sales to Asia and the CIS states.

“In the second half of 2020, once most quarantine measures were lifted, construction companies and steel structure plants were among the first to restore demand for steel products. Demand from the engineering industry also perked up. With this backdrop, we saw a stable rise in prices for construction products both domestically and internationally. Throughout the year we made a point of putting out products with high profit margins. The overall three-percent increase in rail sales was due to increased exports, while the 52-percent slump in 4Q2020 as compared to 3Q2020 was due to decreased acquisition by Russian Railways. Sales of beams, channels and other sections produced by Chelyabinsk Metallurgical Plant’s universal rolling mill, went up by 14% in this accounting period. This was made possible not only thanks to a positive market trend, but also due to our forming additional pre-sorted product storages in our Mechel Service sales network’s structure, which helped us to react to customer demand with more promptness. It was in many ways thanks to Mechel Service’s proactive effort that we maintained and improved sales results as compared to the pre-coronavirus year — sales of long and flat rolls went up by 1% and 2% respectively.

“The six-percent decrease in ferrosilicon sales was due to our halting Bratsk Ferroalloy Plant’s ore thermal furnace #3 for modernization, as well as global negative trends in ferrosilicon sales.

“Hardware sales have largely remained the same year-on-year (-1%). Sales of wire used in reinforced concrete structures and wire ropes registered a slight slump due to shrinking market capacity and decreased needs of key customers. Seasonal factors affected the 4Q2020 results (-5%).

“Overall forgings sales remained at the previous year’s level. At the same time, we increased exports of forgings to Europe, taking advantage of improved demand as Chinese producers decreased shipments.

“A sharp slump in sales of railway axles to Russian transport engineering companies led to a decrease in sales of Urals Stampings Plant’s stampings by 66% year-on-year. The plant changed its sales structure in 2020, increasing the share of stainless and heat-resistant stampings, which enabled it to improve the average disposal price.

“In 2020, our power division’s facilities generated 7% less electricity due to major repairs of electrical equipment at Southern Kuzbass Power Plant. The four-percent decrease in heat generation was due to temperature factors.”

Production:

Product Name	2020, thousand tonnes	2019, thousand tonnes	%	4Q2020, thousand tonnes	3Q2020, thousand tonnes	%
Run-of-Mine Coal*	15,947	14,527	+10	2,816	4,274	-34
Pig Iron	3,529	3,326	+6	883	862	+2
Steel	3,655	3,610	+1	1,000	852	+17
Electric power generation (thousand kWh)	3,151,168	3,395,305	-7	855,671	687,474	+24
Heat power generation (Gcal)	5,151,622	5,392,804	-4	1,763,468	666,524	+165

Sales:

Product Name	2020, thousand tonnes	2019, thousand tonnes	%	4Q2020, thousand tonnes	3Q2020, thousand tonnes	%
Coking Coal Concentrate*	5,627	5,743	-2	1,140	1,435	-21
Including coking coal concentrate supplied to third parties	3,961	3,988	-1	720	1,041	-31
PCI	1,851	1,417	+31	378	506	-25
Including PCI supplied to third parties	1,851	1,417	+31	378	506	-25
Anthracites	1,238	736	+68	377	309	+22
Including anthracites supplied to third parties	1,054	548	+92	339	283	+20
Thermal Coals*	4,024	3,205	+26	1,167	1,000	+17
Including thermal coals supplied to third parties	2,875	2,616	+10	896	705	+27
Iron Ore Concentrate	2,161	2,558	-16	513	606	-15
Including iron ore concentrate supplied to third parties	39	193	-80	8	15	-47
Coke	2,629	2,528	+4	756	643	+18
Including coke supplied to third parties	933	945	-1	336	227	+48
Ferrosilicon	63	67	-6	16	16	+2
Including ferrosilicon supplied to third parties	44	46	-3	13	9	+42
Long Rolls	2,547	2,509	+1	607	645	-6
Flat Rolls	456	449	+2	115	109	+5
Hardware	556	564	-1	141	148	-5
Forgings	40	40	0	9	10	-10
Stampings	37	107	-66	7	3	+92

*Excluding volumes produced by Elga Coal Complex which is no longer part of the Group

Universal Rolling Mill:

Product Name	2020, thousand tonnes	2019, thousand tonnes	%	4Q2020, thousand tonnes	3Q2020, thousand tonnes	%
Sales of rails	288	280	+3	24	50	-52
Sales of sections	326	287	+14	98	86	+14

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 11, 2021

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